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September 30, 2019

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Progenics Pharmaceuticals, Inc. (the “Company”) PREC14A preliminary consent statement filing made on Schedule 14A Filed on September 18, 2019 by Velan Capital, L.P., et al. File No. 000-23143

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 26, 2019 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Velan Capital, L.P. (together with the other participants in the solicitation, “Velan”), and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the preliminary consent statement filed by Velan on September 18, 2019 (the “Consent Statement”).

Preliminary Consent Statement

1.	Please consider including page numbers in your proxy statement.

Velan acknowledges the Staff’s comment and has included page numbers throughout the Consent Statement.

2.	Please provide the disclosure required by Items 3 and 23 of Schedule 14A.

Velan acknowledges the Staff’s comment and has revised the Consent Statement accordingly. See pages 38 and 43 of the Consent Statement.

Cover page

3.	Please revise the cover page of your proxy statement to clearly mark it as “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

September 30, 2019

Velan acknowledges the Staff’s comment and has revised the Consent Statement accordingly. See cover page of the Consent Statement.

4.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that:

Velan acknowledges the Staff’s comment and respectfully advises the Staff that it believes it has the requisite support for each of the below-referenced statements. Velan also believes that it has provided support for each of these statements in both the Cover Letter and the “Reasons for Our Solicitation” section of its Consent Statement. Notwithstanding the foregoing, Velan has endeavored to highlight and/or summarize this support to the Staff under each such statement below.

•	that the company faces “significant value destruction and stockholder concerns.”

As detailed in the “Reasons for Our Solicitation” section of Velan’s Consent Statement, Velan believes that the significant value destruction at the Company is a product of several factors, including: (i) the lack of execution around AZEDRA’s commercial launch, which took an unprecedented ten months to dose a single patient1, (ii) the Company’s recent clinical failure (1404) and neglect to develop MIP-1095, allowing a direct competitor, Endocyte, to surpass the Company, and (iii) a large expense base with a 2019 year-to-date cash burn of $25 million per quarter. Indeed, since Mark Baker joined the Company in 2005, became a member of the Board in 2009, and became CEO in 2011, Progenics stock has declined 77%, 12%, and 21%, respectively, through September 6, 2019, as stated in the Cover Letter to the Consent Statement. Velan also respectfully refers the Staff to its prior solicitation materials with respect to the Company’s 2019 Annual Meeting, including its definitive proxy statement filed with the SEC on May 21, 20192, which likewise references the destruction of significant value at Progenics and provides similar support for this statement. In addition, reference is made to Velan’s detailed investor presentation3 released in connection with the Company’s 2019 Annual Meeting (the “Annual Meeting Investor Presentation”) and specifically, Executive Summary slides 8-9, Dismal Share Price Performance slides 13 – 15 and Operational Concerns slides 35 – 45, which was filed with the SEC on June 20, 2019.

With respect to Velan’s statement regarding stockholder concerns at Progenics, Velan also respectfully refers the Staff to its statements in the Cover Letter and Consent Statement referencing the election results from the 2019 Annual Meeting, where a majority of stockholders voted against (and specifically, 2/3rds of the votes cast) the re-election of Peter J. Crowley, Chairman of the Board, and Michael D. Kishbauch, then Chairman of the Nominating and Corporate Governance Committee.4 Stockholders also expressed dissatisfaction with the performance of CEO Mark Baker with approximately 36% of the votes cast against his re-election at the 2019 Annual Meeting (and despite the fact that Velan did not solicit votes against Mr. Baker in its 2019 Annual Meeting campaign). Voting against the re-election of the Chairman of the Board and the Chairman of a key Board committee, along with significant votes against the Chief Executive Officer, sends a clear message, in Velan’s view, that stockholders are dissatisfied with the status quo. This is further supported by similar sentiments expressed to Velan by numerous Progenics stockholders Velan engaged with leading up to and following the Company’s 2019 Annual Meeting. Velan also respectfully refers the Staff to slide 10 of the Annual Meeting Investor Presentation demonstrating a sampling of the stockholder discontent expressed to Velan in connection with its 2019 campaign for change.

1 This is even more concerning given that AZEDRA has no FDA Orange Book patents – each day delayed was (and each day numerous patients continue to be neglected is) another day lost of its FDA orphan drug exclusivity.

2 Link to Proxy Statement: https://www.sec.gov/Archives/edgar/data/835887/000092189519001590/defc14a12274002_05212019.htm

3 Link to Investor Presentation: https://www.sec.gov/Archives/edgar/data/835887/000092189519001868/ex1todfan14a12274002_062019.pdf

4 See Progenics Form 8-K disclosing 2019 Annual Meeting vote results: https://www.sec.gov/Archives/edgar/data/835887/000143774919014377/prog20190719_8ka.htm

September 30, 2019

In addition, Velan notes that significant concerns regarding the Company are also evident through the longevity of multiple Board members and their minimal stock ownership (as disclosed in the Company’s preliminary consent revocation statement, which Velan notes includes shares underlying exercisable options granted to such individuals in their capacities as directors as opposed to direct ownership of PGNX shares through open market purchases) as well as the Company’s lack of transparency, most notably, a lack of disclosure around what caused the delay of AZEDRA’s commercial launch, among other items, as disclosed in the Consent Statement and discussed in more detail below.

Further, a leading proxy advisory firm, Institutional Shareholder Services Inc. (“ISS”), which supported Velan’s 2019 campaign for change, likewise highlighted many of these concerns in its 2019 Annual Meeting report:

“As chairman, Crowley is most accountable for overseeing a company that has promising assets but has struggled to create shareholder value, perhaps due to a lack of urgency in developing and commercializing its products. While leading the Nominating & Corporate Governance Committee, Kishbaugh has pursued a less than robust refreshment of the board, as shown by three of the six independent directors having been on the board for at least 10 years –during which the company has largely failed to create value for shareholders.”

“The overarching tone of that response, that the company is doing fine, seems contradicted by both the share price and fundamental developments such as the delay in generating AZEDRA revenue. The results of this campaign may guide the board in determining how expeditiously to pursue a settlement with a dissident who is a substantial shareholder and has nominated individuals with directly relevant operating experience in the industry.”

“The board’s justifications for suboptimal performance have been uncompelling, and its apparent lack of acknowledgement that any issues exist seems to imply that it plans to make no substantive changes. Taken together, these factors suggest that support for the Vote No campaign could serve as an effective catalyst for board change.”

“As with the board’s comments about the company’s TSR, the board has not appeared to concede that anything went wrong with AZEDRA or 1095; this lack of acknowledgement is concerning, as it suggests an unwillingness or inability to avoid similar mistakes in the future.”

“Most importantly, the board has failed to hold the management accountable for multiple strategic and operational missteps, which have resulted in value destruction for the shareholders despite the company’s possession of several promising assets…in a best case scenario, the board waited too long to add executives with the required expertise.”

“Perhaps one reason [TSR has underperformed] is that as of May 2019, the company had 84.5 million shares outstanding, 2.5x its share count in May 2011, just after Baker became CEO. While the company’s market value has increased, earlier shareholders were diluted through equity raises and have not benefited from growth in the company’s market value or positive fundamental developments.”

“Additionally, only two of the six independent directors own actual PGNX shares, with other directors’ stakes being entirely in options…it appears to insulate insiders from the pain felt by shareholders owning common shares.”

•	that the board must be held accountable for “years of poor performance, abysmal corporate governance, commercial missteps, poor decision-making and lack of transparency.”

Velan respectfully refers the Staff to its response directly above as well as each of the detailed sub-sections of the “Reasons for Our Solicitation” section of Velan’s Consent Statement, which Velan believes provides adequate support for each of the issues Velan flagged in the above-referenced statement.

September 30, 2019

For the Staff’s convenience, Velan has copied below a few excerpts from its Consent Statement addressing these concerns, which can be viewed in further detail in the Consent Statement:

On poor performance:

“Since the height of the financial crisis in 2009, the Board, including Messrs. Baker and Scheinberg and Ms. Williams, has managed to oversee the decline of Progenics’ share value during what has frequently been referred to as the longest bull market in our lifetimes. This speaks to underperformance for not just years, but across decades.”

“As it relates to more recent history and particularly during the past three years, the Company has substantially underperformed its peers and relevant indices, as displayed in the following chart excerpted from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 10-K”). . . .

“Similarly troubling but not particularly surprising given this Board’s track record, the Company previously tried to defend its stock price performance by choosing eight different sets of “relevant peers” (such “peers” included companies whose clinical programs have failed and are now essentially trading near their cash balances) in June 2019.”

On abysmal corporate governance:

“Rather than seriously address the concerns of one of its largest stockholders and acknowledge the real issues plaguing the Company, the Board chose to invalidate our nomination of director candidates based on a technicality, which we believe serves to frustrate the shareholder franchise, preserve the status quo and entrench the Board. Given this stockholder-unfriendly action, together with the continued underperformance of the Company, we felt compelled to hold the responsible directors accountable by running a campaign against the re-election of Messrs. Crowley and Kishbauch at the 2019 Annual Meeting. Unfortunately, the Board’s preference for the status quo continued throughout the 2019 Annual Meeting as the Participating Stockholders’ continued outreach was repeatedly disregarded and met with minimal engagement by the Board. Perhaps even more concerning, this behavior continued after the 2019 Annual Meeting – in the face of broad stockholder support for change.

Despite this lack of meaningful engagement with us following the 2019 Annual Meeting, the Company has touted a number of “governance enhancements”, including accepting the resignations of Messrs. Crowley and Kishbauch. We find it extremely disingenuous to tout the acceptance of resignations caused by their failure to be re-elected as an “enhancement” – rather, we see it as a clear showing of dissatisfaction with the current governance regime, particularly given Mr. Crowley’s former position as Chairman of the Board. Indeed, throughout the 2019 Annual Meeting campaign the Company defended the actions of Messrs. Crowley and Kishbauch and it was only after a costly fight and formal stockholder voting that they were forced to resign. Even more concerning is that the Company chose to delay the effective date of their resignations until October 17, 2019 (more than three months after stockholders voted against their re-election) and continued providing compensation (including annual stock option grants) to these outgoing directors.

The Company also recently touted the election of a new Chairman and the reconstitution of Board committees as governance enhancements, yet these changes were inevitable given the resignations of Messrs. Crowley and Kishbauch, and in our view, would not have occurred absent our campaign and stockholder pressure. In addition, the Board announced the adoption of stock ownership guidelines for non-employee directors and executive officers, but failed to acknowledge that it had initially resisted implementing such guidelines when we requested them as part of our settlement offer. Likewise concerning, the Company has not stated how its directors and officers will meet these ownership requirements, which we believe leaves the door open to further potential dilution.”

September 30, 2019

On commercial missteps and poor decision-making:

“We believe the Company’s management team and Board have been unable to successfully execute on AZEDRA’s launch. AZEDRA was approved by the FDA in July 2018 at which point the Company stated it would take a “matter of weeks” to complete the onboarding processes, and as of June 2019, only two patients had received therapy with AZEDRA (as disclosed on the Company’s Q2 2019 earnings call on August 9, 2019). Under the direction of CEO Mark Baker and the current Board, it took the Company ten months to dose a single patient. This is even more concerning given that AZEDRA has no FDA Orange Book patents – each day delayed was (and each day numerous patients continue to be neglected is) another day lost of its FDA orphan drug exclusivity. Numerous patients afflicted by pheochromocytoma or paraganglioma continue to take an unapproved, compounded product while the Company’s management has been unable to successfully get AZEDRA in the hands of physicians and patients who need it.

It should also be noted that in June 2019 during the middle of our 2019 Annual Meeting proxy campaign, the Company stated that “Progenics has mastered [AZEDRA’s] complex commercialization process” yet in August 2019, the Company admitted this launch was “challenging” and management was “learning a lot” – two statements that are more reflective of AZEDRA’s performance to-date. Our research consistently suggests that the scarce progress on AZEDRA is not a demand problem, rather a supply (execution) issue.”

“Progenics acquired Molecular Insight Pharmaceuticals, Inc. (“MIP”) and the rights to AZEDRA and development pipeline projects “1404” and “1095” over six years ago, in January 2013. The early clinical results of 1095 covering subjects treated between 2011 and 2013 were published in July 2014 (Zechmann et al.) and March 2017 (Afshar-Oromieh et al.) and as of today, this remains the most recent subject data referenced by the Company in its corporate presentation. Endocyte Inc., in contrast, acquired the rights to a similar asset in October 2017, created substantial value in the platform within a year, and sold the business to Novartis Pharmaceuticals Corporation for approximately $2.1 billion. Instead of focusing on 1095, we believe Progenics spent unnecessary time and resources on other less-valuable projects.

Instead of harnessing its potential first-mover advantage, Progenics is now behind a well-capitalized and well-entrenched competitor, which we believe is a result of poor judgment and a lack of focus at the Company as well as a lack of effective oversight by the Board. The current lack of urgency by Progenics is further exemplified by the Company’s statement in its 2018 10-K disclosure that 1095’s current patent coverage expires from 2027 through 2031, with the 2027 composition of matter patent being the “most significant” – this provides limited protection in the event of a potential 2026 commercial launch (Progenics’ disclosed commercial milestone date in the 2018 10-K). We fear that continued mismanagement and distractions may further delay 1095 and continue to erode stockholder value.”

On lack of transparency:

•	“Commercialization. We remain disappointed with the Company’s lack of clarity around AZEDRA’s launch. Management has not provided any sales guidance and has even admitted that the treatment request metric it has given stockholders multiple instances in 2019 is “not great” to measure their progress. Management also refused to directly answer analyst questions during its Q2 2019 earnings call regarding the evolution of these treatment requests. Given the amount of time that has passed, we believe Progenics should have been (and should continue to be) more transparent with its stockholders regarding the continued inability in providing product to patients and in providing sales expectations and forecasts.

September 30, 2019

•	Regulatory Interactions. Progenics has noted its FDA interactions in its conference calls but has failed to disclose key items discussed with, and the resulting feedback from, the FDA. Given the potential value inherent in its pipeline and AZEDRA basket trial, we believe Progenics should disclose to stockholders the nature of its discussions with the FDA and any potentially material feedback received.
•	Clinical Progress. Progenics to-date has not provided an update on patient recruitment for 1095’s clinical trial. We believe this is because Progenics’ manufacturer currently has an import ban and cannot ship product into the United States, and, as a result, is currently only recruiting patients in Canada. We believe the Company should be forthright with stockholders regarding 1095’s expected clinical progress. A delay to the 1095 clinical trial because of these issues and a reluctance to implement a backup plan would destroy significant stockholder value.
•	Manufacturing. Progenics acquired a facility in Somerset, NJ in February 2019, more than six months after receiving FDA approval. The Company admitted to Velan that it had to make “tweaks” to its AZEDRA manufacturing process after acquiring the facility in February 2019, thereby implying that finished product was not available prior to this acquisition. When asked directly, the Company refused to provide a straightforward answer. Compare this to the Company’s 2017 10-K which stated Progenics is “in the final stages of establishing manufacturing capacity that we believe will be sufficient to deliver commercial supplies of AZEDRA.” Furthermore, the Company may encounter supply chain constraints in its current facility once the AZEDRA basket trial is launched and currently cannot manufacture 1095 in the United States which to-date has limited its clinical trial to Canadian sites. Given the value of AZEDRA and 1095, we believe Progenics should be forthright with stockholders and disclose the rationale and benefits (and timing thereof) regarding its manufacturing arrangements.
•	Financial Profile. The Company has failed to provide meaningful answers to important questions related to the Company’s revenue and expense base. For example, what is the expected ramp of AZEDRA sales? How much does the Company plan to spend to “dramatically expand the indications for AZEDRA”? Is a quarterly cash burn of ~$25 million this year indicative of future expenses? How and when will the Company evaluate a potential financing and what non-dilutive alternatives are available?”

Each of the above-referenced concerns are also further detailed in Velan’s Annual Meeting Investor Presentation under the sections tiled Performance, Stockholder & Governance Issues (slides 12 – 33) and Operational Concerns (slides 34 – 45).

Velan believes that public-company boards, especially long-tenured boards, should be judged by the performance of the company and their communications with stockholders, the ultimate owners of the company. Velan believes that Progenics has failed in this regard.

•	that a reconstituted board can “unlock unrealized value.”

Velan acknowledges the Staff’s comment and respectfully advises the Staff that given the litany of concerns noted above, including the historical and continued underperformance of the Company, Velan believes that it is quite clear that the current Board has failed to provide effective oversight of the Company and that a reconstituted Board is required to reverse the troubling status quo and put the Company on a new path. Velan believes Progenics is a great company with valuable assets that has the potential to thrive under the right leadership and Board oversight. Given the failures of the current Board, Velan believes that fresh perspectives and directors with relevant skill sets and experience can provide valuable insight and guidance to the Company.

September 30, 2019

Most importantly, Velan’s nominees include prior pharmaceutical executives with direct experience in radiopharmaceuticals over decades. This is in contrast to the current Board, which has zero radiopharmaceutical operating experience, including current CEO Mark Baker, who did not work in the healthcare industry prior to joining the Company. As stated in the Consent Statement, Velan’s Nominees, if elected, are prepared to begin executing on a comprehensive plan for Progenics, which will be released in the coming weeks, that will seek to put operations on par with well-performing competitors and include the following initiates: (i) the evaluation of senior management and a search for a top-notch CEO; (ii) a focus on AZEDRA’s commercialization and engagement with key physicians and key opinion leaders to ensure understanding their commercial needs; (iii) working with Progenics’ management to understand the clinical trial designs of AZEDRA’s basket study and 1095’s Phase 2 program; (iv) conducting a thorough review of all non-core projects, overhead and administrative spending with the goal of reducing spending levels to conserve capital for prioritized product commercialization and development expenses; and (v) conducting a thorough review of compensation and corporate governance practices to ensure management is compensated in a manner commensurate with its performance.

•	that the board and CEO have presided over “…inefficient capital allocation and expense management, lack of stockholder alignment and preference for unnecessary and costly dilution…”

Velan respectfully refers the Staff to its responses above. In addition, Velan advises the Staff that the Company’s year-to-date quarterly cash burn of $25 million, despite minimal revenues and a shrinking cash balance, illustrates a lack of prudent expense management. Regarding capital allocation, the Company had access to an additional $50 million in non-dilutive, non-recourse loan financing in 2017 (disclosed in the Company’s 2016 Annual Form 10-K filing) but ultimately did not exercise this option and instead chose to raise more than $100 million in dilutive equity in 2018 (disclosed in the Company’s 2018 Annual Form 10-K filing) to fund its operations. Most egregiously, the Company has established a year-end cash balance as part of its management compensation plan, which incentives equity dilution (thereby harming stockholders) - this is evidenced by its June 2019 decision to issue equity (at a relatively low price per share) to fund an under-$10 million milestone payment when the Company had over $100 million in available cash on hand.

5.	Please provide us support for your belief that new leadership is required “consistent with what we understand to be the views of most stockholders.”

Velan acknowledges the Staff’s comment and respectfully refers the Staff to its response above detailing the support for its statement regarding stockholder concerns and specifically, the voting results from the 2019 Annual Meeting, in which stockholders voted against the re-election of the Chairman of the Board tasked with leading the Board and overseeing management as well as the significant number of votes cast against the re-election of CEO Mark Baker (36% of the votes cast were against his re-election). Mr. Baker also received a significant number of votes against his re-election at the Company’s 2018 Annual Meeting as disclosed in the voting results from the Company’s Form 8-K filed with the SEC on June 14, 2018. In addition, Velan advises the Staff on a supplemental basis that during its discussions with Progenics stockholders leading up to and following the 2019 Annual Meeting, most Progenics stockholders expressed a dissatisfaction with Mr. Baker’s continued service as CEO.

Notwithstanding the foregoing, Velan has nonetheless revised the Consent Statement to reference “numerous stockholders” to address any concerns the Staff may have with its prior reference to “most stockholders”. See cover page of the Consent Statement.

September 30, 2019

Reasons for the Solicitation

6.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide characterize as your beliefs your disclosure that “Poor stock performance is simply a manifestation of two key issues…”

Velan acknowledges the Staff’s comment and has revised the Consent Statement accordingly. See page 18 of the Consent Statement.

7.	Refer to your disclosure regarding the company’s lease in New York City. We note that the company has issued press releases indicating that the company was able to lower its facility costs as a result of its move and received related tax benefits. Revise your disclosure to include this information.

Velan acknowledges the Staff’s comment and respectfully advises the Staff that although the Company’s rent expense was reduced in 2016, the initial year in its New York City lease, other years have been higher than its prior, more costly, rent expense (as can be seen in the Company’s 2018 Annual Form 10-K filing). Rent expense declined to $1.2M in 2016, but increased to $1.9M per annum for each of the past two years. Also, the Company's previous HQ facilities included lab space. The Company claims to have received tax benefits in conjunction with the New York City lease, but it has not provided specific details. Velan therefore believes its concerns regarding the Company’s lease in New York City remain valid. Notwithstanding the foregoing, Velan has revised the Consent Statement to further clarify this statement. See page 20 of the Consent Statement.

8.	Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the disclosure referenced below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Velan acknowledges the Staff’s comment and respectfully believes that it has adequate factual foundation for the below-referenced statements.

•	Your belief that the “current Board’s lack of alignment with stockholders through its minimal stock ownership has caused a preference for unnecessary and costly stockholder dilution.”

Velan respectfully refers the Staff to its response to Comment No. 4 above detailing the support for this statement, including ISS’ statement regarding the Company’s dilutive equity raises. In addition, Velan notes that each independent director owns less than 1% of the Company’s outstanding shares (as disclosed in the Company’s consent revocation statement). Given this minimal stock ownership, Progenics directors do not share the same harmful consequences of dilution as do Progenics stockholders, which Velan believes is evidenced by several events in 2018 and 2019. As disclosed in Velan’s Consent Statement, the Company filed a shelf registration statement in October 2018 to potentially raise additional equity capital two months after the Company raised $75 million at $8.25 per share in the public markets. When the Company filed its shelf registration in fall 2018, the share price had fallen more than 30% from its August pricing. Most egregiously, the Company elected to pay a June 2019 milestone related to the initial sales of AZEDRA in deeply-discounted stock instead of cash on hand.

September 30, 2019

•	Your reference, in Proposal 3, to your inclusion of the proposal out of “an abundance of caution given this Board’s track record…”

Velan acknowledges the Staff’s comment and respectfully refers the Staff to the litany of concerning actions (or lack thereof) detailed in its responses above and throughout its Consent Statement that have occurred under the oversight of the current Board, particularly the abysmal governance concerns. Most notably, Velan refers the Staff to its disclosure surrounding the Board’s invalidation of its nomination of director candidates in connection with the Company’s 2019 Annual Meeting. On the date Velan submitted its timely nomination, while Velan beneficially owned shares of Progenics in “street” name and provided evidence of such share ownership to Progenics, because it was not a stockholder of record on the date it submitted its nomination pursuant to the Company’s Bylaws, the Company invalidated its nomination. A stockholder’s right to nominate director candidates is an important and long-standing part of the shareholder franchise. Other than this technical and in Velan’s view, archaic record ownership requirement (indeed, a mere one share in record name would suffice), Velan complied with the requirements of the Bylaws. Accordingly, Velan simply cannot trust that this Board would not similarly seek to try and invalidate its efforts to remove and replace directors through its consent solicitation by interpreting the Bylaws in such a manner.

Proposal 4 – The Board Size Proposal

9.	Please revise this proposal to provide the disclosure required by Item 19 of Schedule 14A.

Velan acknowledges the Staff’s comment and has revised the Consent Statement accordingly. See page 31 of the Consent Statement.

Velan would also like to advise the Staff on a supplemental basis that contrary to what Progenics states in its preliminary consent revocation statement, the Board Size Proposal does not prevent the Board from adding any new members unless and until there is a vacancy on the Board. The Bylaw amendment, which is set forth on Schedule IV of Velan’s Consent Statement, clearly states that “the number of directors constituting the Board may be adjusted from time to time by (i) a By-Law amending this Section 4.01 duly adopted by the Board of Directors or by the stockholders or (ii) a resolution passed by a majority of the Board of Directors.” Given this misleading information, Velan has included additional disclosure in the Board Size Proposal section of its Consent Statement to clarify that both the Board and stockholders can adjust the size of the Board at any time.

Proposal 5 – The Election Proposal

10.	Please tell us, with a view toward revising your disclosure, whether the election of your nominees following the removal of the incumbent directors is permitted under the current bylaws, without regard to the result of the consent solicitation as to Proposal 3.

Velan acknowledges the Staff’s comment and respectfully advises the Staff that Section 4.03 of the Company’s Bylaws, copied below, clearly permits stockholders to fill any vacancy on the Board, including directors removed by stockholders.

September 30, 2019

“Section 4.03 Vacancies. If any vacancy shall occur among the directors, or if the number of directors shall at any time be increased, the directors then in office, although less than a quorum, by a majority vote may fill the vacancies or newly-created directorships, or any such vacancies or newly-created directorships may be filled by the stockholders at any meeting. A vacancy among the directors shall be deemed to exist under this section if, at any meeting of stockholders at which directors are to be elected (including any meeting referred to in Section 4.04 below), the stockholders fail to elect the number of directors then constituting the whole Board of Directors.”

While Velan has provided a detailed explanation of stockholders’ ability to fill vacancies in Proposal 3, it has nonetheless revised the Consent Statement to provide more clarity to stockholders regarding their ability to fill Board vacancies in Proposal 5. Please see page 32 of the Consent Statement.

11.	Please revise the biographical information for Mr. Mims to include information for the past five years.

Velan acknowledges the Staff’s comment and respectfully advises the Staff that Mr. Mims’ biographical information is inclusive of all information for the past five years. Mr. Mims had retired and therefore did not hold any positions between May 2014 and August 2015.

12.	Refer to the disclosure relating to the company’s Loan Agreement. Revise your disclosure to quantify the current outstanding balance of the loan that may be accelerated as a result of a change of control.

Velan acknowledges the Staff’s comment and has revised the Consent Statement accordingly using the information provided in the Company’s 2019 Annual Form 10-K. See page 36 of the Consent Statement.

13.	In connection with your discussion of the consequences of a change of control of the company, please tell us, with a view toward revised disclosure, whether the company’s license agreement with the University of Zurich, its New York City lease agreement and its license agreement with Johns Hopkins have any provisions relating to a change of control.

Velan acknowledges the Staff’s comment and respectfully advises the Staff that after reviewing the Company’s license agreement with the University of Zurich, its New York City lease agreement and its license agreement with Johns Hopkins, Velan does not believe that such agreements contain any provisions relating to a change-of-control. Additionally, Velan respectfully advises the Staff that the Company’s preliminary consent statement, filed with the SEC on September 25, 2019, likewise does not include a description of any provisions relating to a change-of-control with regards to any of the aforementioned agreements.

Incorporation by Reference

14.	You may not disclaim your own disclosure. Please revise this section accordingly.

Velan acknowledges the Staff’s comment and has revised the Consent Statement accordingly. See page 45 of the Consent Statement.

September 30, 2019

Form of Consent Card

15.	Please revise the form of consent card to specify that each proposal is made by the participants. See Rule 14a-4(a)(3).

Velan acknowledges the Staff’s comment and has revised the Consent Statement accordingly. See the form of consent card.

* * * * *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan M. Reda

Meagan M. Reda